1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

June 14, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Corporate & Income Opportunity Fund

Files Nos. 333-231165 and 811-21238

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on May 17, 2019 regarding the registration statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Corporate & Income Opportunity Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, which was filed with the SEC on May 2, 2019 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1: The “Summary of Fund Expenses” and the “Financial Highlights” sections of the prospectus contain information as of July 31, 2018, the date of the Fund’s most recently completed fiscal year. However, the Fund has subsequently filed a semiannual report that contains information as of January 31, 2019. Please update these sections to include information as of January 31, 2019.

Response: The requested changes will be reflected in Pre-Effective Amendment No. 1.

Comment 2: The transmittal letter applicable to the Initial Filing states that the Initial Filing is for the registration of common shares and for subscription rights to purchase common shares of the Fund. Please confirm that the purpose of the Initial Filing includes subscription rights to purchase common shares of the Fund.

Anu Dubey June 14, 2019 Page 2

Response: The Fund confirms that the Initial Filing does not relate to subscription rights to purchase common shares of the Fund. Accordingly, the purpose of the Initial Filing is solely for the registration of common shares.

Comment 3: Please revise the first sentence of the disclosure related to the Fund’s intention to rely on Rule 30e-3 under the Investment Company Act of 1940, as amended, so that it discloses that shareholders may request to continue receiving paper copies of the Fund’s annual or semiannual shareholder reports “from the Fund” beyond January 1, 2021. Similarly, if shareholders may request to continue receiving paper copies of such reports from a financial intermediary, such as a broker-dealer or bank, please consider adding disclosure to that effect.

Response: In response to this comment, the Fund will make the following revisions in Pre-Effective Amendment No. 1 to the first sentence of the disclosure on the Fund’s intention to rely on Rule 30e-3:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank.

(new language emphasized)

Comment 4: Please reformat the text appearing on the cover pages of the prospectus in order to reduce the number of pages that the text appears on, if possible.

Response: The requested change will be reflected in Pre-Effective Amendment No. 1.

Comment 5: The cover pages of the prospectus include a sentence that states that the Fund may engage in short sales. Please confirm that the fee table includes, as an expense, an estimate of the interest and dividend expenses to be paid on the Fund’s short sale transactions.

Response: The Fund confirms that, to the extent the Fund anticipates engaging in short sales that generate interest and dividend expenses, an estimate of such expenses is reflected in the fee table in accordance with Form N-2.

Comment 6: On page 3 of the prospectus, the disclosure sets forth the types of debt instruments in which the Fund may invest for purposes of its 80% policy. Please review this disclosure and confirm that it includes only the types of investments in which the Fund principally invests. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Anu Dubey June 14, 2019 Page 3

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies, the Fund utilizes a dynamic asset allocation strategy across multiple fixed-income sectors and has the flexibility to invest in a variety of debt and related instruments from time to time and as market conditions change as a principal investment strategy.

Comment 7: Please reduce the length of the disclosure in the “Dividends and Distributions” section of the prospectus summary so that it more closely conforms with traditional notions of “summary”.

Response: In response to this comment, the Fund will make the following revisions in Pre-Effective Amendment No. 1 to the “Dividends and Distributions” section of the prospectus summary:

Dividends and Distributions

The Fund makes regular monthly cash distributions to Common Shareholders at a rate based upon the past and projected net income of the Fund. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. Distributions can only be made from net investment income after paying any accrued dividends to holders of the Preferred Shares. The Fund’s dividend policy, as well as the dividend rate that the Fund pays on its Common Shares, may vary as portfolio and market conditions change, and will depend on a number of factors~~, including without limit the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains, as well as the costs of any leverage obtained by the Fund (including the amount of the expenses and dividend rates on the Preferred Shares and any other preferred shares issued by the Fund and interest or other expenses on any reverse repurchase agreements, credit default swaps, dollar rolls and borrowings). As portfolio and market conditions change, the rate of distributions on the Common Shares and the Fund’s dividend policy could change. For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Principal Risks of the Fund.”~~. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund distribution rate or that the rate will be sustainable in the future.

The Fund generally distributes each year all of its net investment income and net short-term capital gains. In addition, at least annually, the Fund generally

Anu Dubey June 14, 2019 Page 4

distributes net realized long-term capital gains not previously distributed, if any. ~~The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued dividends on the outstanding Preferred Shares).~~ The Fund may distribute less than the entire amount of net investment income earned in a particular period. The undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of net investment income actually earned by the Fund during the period. ~~Undistributed net investment income will be additive to the Fund’s NAV and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s NAV.~~ The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments.

~~The Fund may enter into opposite sides of interest rate swap and other derivatives for the principal purpose of generating distributable gains on the one side (characterized as ordinary income for tax purposes) that are not part of the Fund’s duration or yield curve management strategies (“paired swap transactions”), and with a substantial possibility that the Fund will experience a corresponding capital loss and decline in NAV with respect to the opposite side transaction (to the extent it does not have corresponding offsetting capital gains). Consequently, common shareholders may receive distributions and owe tax on amounts that are effectively a taxable return of the shareholder’s investment in the Fund at a time when their investment in the Fund has declined in value, which tax may be at ordinary income rates. The tax treatment of certain derivatives in which the Fund invests may be unclear and thus subject to recharacterization. Any recharacterization of payments made or received by the Fund pursuant to derivatives potentially could affect the amount, timing or character of Fund distributions. In addition, the tax treatment of such investment strategies may be changed by regulation or otherwise.~~

To the extent required by the 1940 Act and other applicable laws, absent an exemption, a notice will accompany each monthly distribution with respect to the estimated source (as between net income, gains or other capital source) of the distribution made. If the Fund estimates that a portion of one of its dividend distributions may be comprised of amounts from sources other than net income, in accordance with its policies and good accounting practices, the Fund will notify shareholders of record of the estimated composition of such distribution through a notice required by Section 19 of the 1940 Act (a “Section 19 Notice”). For these purposes, the Fund estimates the source or sources from which a distribution is

Anu Dubey June 14, 2019 Page 5

paid, to the close of the period as of which it is paid, in reference to its internal accounting records and related accounting practices. If, based on such accounting records and practices, it is estimated that a particular distribution does not include capital gains or paid-in surplus or other capital sources, a Section 19 Notice generally would not be issued. It is important to note that differences exist between the Fund’s daily internal accounting records and practices, the Fund’s financial statements presented in accordance with U.S. GAAP, and recordkeeping practices under income tax regulations. ~~For instance, the Fund’s internal accounting records and practices may take into account, among other factors, tax-related characteristics of certain sources of distributions that differ from treatment under U.S. GAAP. Examples of such differences may include, among others, the treatment of paydowns on mortgage-backed securities purchased at a discount and periodic payments under interest rate swap contracts.~~ Accordingly, among other consequences, it is possible that the Fund may not issue a Section 19 Notice in situations where the Fund’s financial statements prepared later and in accordance with U.S. GAAP and/or the final tax character of those distributions might later report that the sources of those distributions included capital gains and/or a return of capital.

. . .

Unless a Common Shareholder elects to receive distributions in cash, all distributions of Common Shareholders whose shares are registered with the plan agent will be automatically reinvested in additional Common Shares of the Fund under the Fund’s Dividend Reinvestment Plan. For more information on the Fund’s dividends and distributions, see~~See~~ “Distributions” and “Dividend Reinvestment Plan.”

(new language emphasized)

Comment 8: The disclosure in the “Principal Risks of the Fund” section of the prospectus summary comprises 16 pages. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. See Item 8.3.(a) of Form N-2.

Response: In response to this comment, the Fund has removed “Inflation-Indexed Security Risk” from the “Principal Risks of the Fund” section of the prospectus summary. The Fund believes that the remaining disclosure in this section includes only discussion of risks that are considered principal risks of investing in the Fund.

Anu Dubey June 14, 2019 Page 6

Comment 9: Please add to the “Principal Risks of the Fund” section in the prospectus summary disclosure regarding the anticipated phase out of the use of the London Interbank Offered Rate (“LIBOR”) and how such phase out could affect the Fund. In particular, please consider adding disclosure addressing the risks related to (i) investments in floating rate instruments tied to LIBOR that do not include a transition or fallback mechanism, including the impact on the value of such investments and (ii) any potential transition to a successor benchmark rate for such investments, including the impact on the value of such investments.

Response: In response to this comment, the Fund will include in Pre-Effective Amendment No. 1 the following disclosure immediately before the “Regulatory Risk – Commodity Pool Operator” discussion in the “Principal Risks of the Fund” section of the prospectus summary:

Regulatory Risk - London Interbank Offered Rate (“LIBOR”)

Certain instruments in which the Fund may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. Any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests are not known, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in a reduction in the value of certain instruments held by the Fund or reduce the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

Comment 10: The disclosure in the “Principal Risks of the Fund” section of the prospectus sets forth 48 principal risks. Please move any non-principal risks to a separate section that identifies non-principal risks. See Item 8.3.(a) of Form N-2.

Response: In response to this comment, the Fund has removed “Inflation-Indexed Security Risk” from the “Principal Risks of the Fund” section of the prospectus. The Fund believes that the remaining disclosure in this section includes only discussion of risks that are considered principal risks of investing in the Fund.

Anu Dubey June 14, 2019 Page 7

Comment 11: The last sentence of the “Fees and Expenses” section of the prospectus states that the Fund “reserves the right to amend the Plan” to include a service charge payable by participants. Please disclose how shareholders will be notified if a service charge is instituted.

Response: In response to this comment, the Fund has added the following as the final sentence to the “Fees and Expenses” section of the prospectus:

If the Plan is amended to include such service charges, the Plan Agent will include a notification with the Plan statement to registered holders of Common Shares with the Plan Agent.

Comment 12: The disclosure on page 81 of the prospectus states that, “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” In light of the restrictions set forth in Regulation M on the repurchase of common shares during a distribution, please confirm supplementally whether there is a specific plan contemplated by the Fund’s board of trustees to repurchase the Fund’s common shares, make a tender offer, or convert the Fund to an open-end investment company and, if so, provide the details of such plan.

Response: The Fund confirms that no specific repurchase plan with respect to the Fund’s common shares, plan to make a tender offer, or plan to convert the Fund to an open-end investment company is contemplated at this time.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Wu-Kwan Kit, Pacific Investment Management Company LLC

Nathan Briggs, Ropes & Gray LLP

Stephen Ferrara, Dechert LLP